February 25, 2008


Mail-Stop 4561


Mr. Gary A. Simanson
President and Chief Executive Officer
Community Bankers Acquisition Corp.
9912 Georgetown Pike, Suite D-203
Great Falls, Virginia 22066

Re:	Community Bankers Acquisition Corp.
	Amendment No. 1 to Form S-4
	Filed February 19, 2008
	File No. 333-148675


Dear Mr. Simanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
General
1. As previously requested, please disclose the financial projections given by TransCommunity to Keefe, Bruyette.
2. Please advise the staff about the sources of the EPS numbers used in the various analyses prepared by the financial advisors.



Certain Benefits of Directors and Officers of Community
Bankers....,
page 18
3. Revise the last bullet to disclose the (range of) termination fees and that they will be paid out of the trust funds if sufficient operating funds are unavailable.

Risk Factors
TransCommunity could be negatively impacted...., page 22
4. Supplementally confirm no exposure to subprime lending, e.g.
TransCommunity has not originated or purchased such loans.

Satisfaction of 80% Requirement, page 57
5. Revise to disclose that an independent valuation was neither received nor sought.

Exhibits 8.1 and 8.2
6. Revise the last paragraphs of both opinions to eliminate the restriction as to whom can rely on the opinion.

Information about TransCommunity Financial Corporation
Recent Developments, page 120
7. We note that you recorded a $3.3 million deferred tax asset in fourth quarter 2007 related to net operating loss carry forwards.
Please address the following:

* Based on your history of net losses, please disclose how you determined that the entire deferred tax asset is expected to be realized in future periods;

* Please disclose what factors influenced the timing of your decision to recognize a significant deferred tax asset in fourth quarter 2007.
Specifically address whether recognition of the deferred tax asset was related to your impending merger with Community Bankers Acquisition Corporation and why a portion of your deferred tax asset was not recognized in prior periods.

TransCommunity Financial Corporation Audited Financial Statements
Note 14, Selected Financial Data for Discontinued Operations, page
F-
61
8. We reviewed your response to our prior comment 50 regarding the dissolution of your two business segments, Main Street Mortgage and
Financial Services. Dissolution of a segment may or may not result in abandonment of the underlying assets. Please revise to provide an expanded discussion of how the underlying assets for each segment were treated upon dissolution, clarifying how you determined the segments should be accounted for as discontinued operations.
Refer
to paragraphs 27 and 42 of SFAS 144 for guidance.

      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn at (202) 551-3437. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3698.


							Sincerely,


							Mark Webb
							Branch Chief
							Financial Services Group


CC:	Jonathan H. Talcott, Esq.
	Nelson Mullins Riley & Scarborough LLP
	101 Constitution Avenue, N.W., Suite 900
	Washington, DC 20001
	Phone (202) 712-2806
	Facsimile (202) 712-2867





Mr. Gary A. Simanson
Community Bankers Acquisition Corp.
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